Exhibit (n)(2)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

OFS Capital Corporation

Our audits of the consolidated financial statements and internal control over financial reporting referred to in our reports dated March 17, 2014, (appearing in the accompanying registration statement on Form N-2) also included an audit of the senior securities table of OFS Capital Corporation appearing in this Form N-2. This table is the responsibility of OFS Capital Corporation’s management. Our responsibility is to express an opinion based on our audits of the consolidated financial statements.

In our opinion, the senior securities table, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ McGladrey LLP

Chicago, Illinois

March 17, 2014